Exhibit 1

November 7, 2013

The Board of Directors

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

Attention: David H. Edwab

Dear Board Members:

Eminence Capital and its affiliates currently own approximately 4.7 million shares of The Men's Wearhouse, Inc. (MW), which represents 9.8% of MW's outstanding shares and makes us the single largest shareholder in MW. We are writing to you to express our disappointment in the Board's response to the recent proposal put forth by Jos. A. Bank Clothiers, Inc. (JOSB) to acquire MW. As fiduciaries for the shareholders, the Board has an obligation to pursue a path for MW that is in the best interest of those shareholders. In our view, the Board's actions to date with respect to this matter fail to fulfill that obligation.

We agree with the Board that the proposed $48 share price undervalues MW both for its stand-alone prospects and for its fair share of the merger synergies. However, we know from historical M&A practice that acquirers rarely put forth their best price in their first offer. In fact, JOSB has recently explicitly stated its willingness to increase its offer subject to due diligence. We believe there are significant synergies available to a MW-JOSB combination giving the buyer substantial room to pay above a fair stand-alone price and still earn a healthy return. Therefore, we believe there is a price materially above $48 that JOSB should be willing to pay and that appropriately compensates MW shareholders.

Besides price, the Board has cited several other reasons for rejecting JOSB’s offer, which we believe are disingenuous at best and reckless and misinformed at worst:

Financing: JOSB’s offer includes a highly confident letter from a premier investment bank and a $250 million equity commitment from a highly respected private equity firm with a proven track record. Such a financing package is more than sufficient to finance the transaction and its preliminary nature is absolutely consistent for this stage of the proposed transaction. Additionally, the market for debt financing is currently very robust and it’s likely that market would be very receptive to the debt of a highly strategic merger such as this. We are confident that both of your financial advisors can confirm these matters to you, as they have both on many occasions arranged similar packages for bidding clients in comparable circumstances.

Diligence: Because MW operates in a very transparent retail industry and JOSB has already expressed a willingness to limit the scope of their due diligence, your concern about having to provide competitively sensitive information to them can easily be addressed, as it has been in countless M&A transactions between competitors.

Regulatory Approvals: Your alleged concern that the proposed transaction “could raise significant antitrust concerns” is simply not credible. In fact, your own annual report acknowledges that you compete with “specialty men's clothing stores, traditional department stores, off-price retailers, manufacturer-owned and independently-owned outlet stores and their e-commerce channels, independently owned tuxedo rental stores and other corporate apparel providers.” Some of the traditional department stores with which you compete have sales that dwarf those of MW and JOSB combined. We have consulted with anti-trust experts who believe the anti-trust risk of the proposed transaction is virtually non-existent.

We believe that your fiduciary duties require that you immediately 1) instruct your financial advisors to evaluate MW's strategic alternatives, including soliciting competing proposals to acquire MW and analyzing a leveraged recapitalization of MW in the public marketplace, and 2) enter into a dialogue with JOSB regarding a possible combination. We intend to exercise our rights as shareholders to hold you accountable if you fail to take these actions by close of business on November 11th.

On November 4th, I attempted to contact your Chief Executive Officer, Doug Ewert, to discuss our views, but unfortunately he has not returned my call. Feel free to contact me at any point at 212 418 2100.

Thank you for your attention.

Best regards,

/s/ Ricky C. Sandler
Ricky C. Sandler
Chief Executive Officer